UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PAMPA ENERGÍA S.A.

(Name of issuer)

PAMPA ENERGY INC.

(Translation of Issuer’s Name into English)

American Depositary Shares, representing Common Shares, Ps. 1.00 Par Value Per Share

(Title of class of securities)

697660207

(CUSIP number)

December 22, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 697660207	Page 2 of 9 Pages

(1)	Names of reporting persons Barnston Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 838,591 American Depositary Shares (representing Common Shares)*. See also Item 4
(7) Sole dispositive power 0
(8) Shared dispositive power 838,591 American Depositary Shares (representing Common Shares)*. See also Item 4
(9)	Aggregate amount beneficially owned by each reporting person 838,591 American Depositary Shares (representing Common Shares)*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.6% of Common Shares*
(12)	Type of reporting person (see instructions) CO

*Based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2010, in the Form 20-F filed with the SEC on June 28, 2011. Each ADS represents 25 Common Shares. See Item 4.

SCHEDULE 13G

CUSIP No. 697660207	Page 3 of 9 Pages

(1)	Names of reporting persons Labmex International S.à r.l.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power See Item 4
(7) Sole dispositive power 0
(8) Shared dispositive power See Item 4
(9)	Aggregate amount beneficially owned by each reporting person See Item 4
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.0% of Common Shares*
(12)	Type of reporting person (see instructions) CO

*Based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2010, in the Form 20-F filed with the SEC on June 28, 2011. Each ADS represents 25 Common Shares. See Item 4

SCHEDULE 13G

CUSIP No. 697660207	Page 4 of 9 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 838,591 American Depositary Shares (representing Common Shares).* See also Item 4
(7) Sole dispositive power 0
(8) Shared dispositive power 838,591 American Depositary Shares (representing Common Shares).* See also Item 4
(9)	Aggregate amount beneficially owned by each reporting person 838,591 American Depositary Shares (representing Common Shares). See also Item 4
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.6% of the Common Shares*
(12)	Type of reporting person (see instructions) IN

*Based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2010, in the Form 20-F filed with the SEC on June 28, 2011. Each ADS represents 25 Common Shares. See Item 4.

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2011 by Barnston Inc. (“Barnston”), Cambria Inc. and Joseph Lewis. This Amendment No. 1 constitutes an original filing for Labmex International S.à r.l. (“Labmex”).

Item 1(a). Name of Issuer:

Pampa Energía S.A.

Translation of the issuer’s name into English:

Pampa Energy Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Ortiz de Ocampo 3302

Building #4

C1425DSR

Buenos Aires, Argentina

Item 2(a). Name of Person Filing:

This statement is filed jointly by Labmex, Barnston and Joseph Lewis (together with Labmex and Barnston, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1). Joseph Lewis is the sole indirect owner of, and controls each of, Labmex and Barnston.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Barnston and Joseph Lewis is:

c/o Cay House

P.O. Box N-7776

E.P. Taylor Drive

Lyford Cay, New Providence, Bahamas

The principal business address of Labmex is:

56, rue Charles Martel,

Luxembourg L-2134

Item 2(c). Citizenship:

Labmex is a private limited liability company (société à responsabilité limitée) organized and existing under the laws of Luxembourg. Barnston is an international business company organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d). Title of Class of Securities:

American Depositary Shares, representing Common Shares.

Item 2(e). CUSIP Number:

Not Applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

3,988,591 ADS, which is equivalent to 99,714,775 Common Shares.*

(b)	Percent of class:

7.6% of the outstanding Common Shares.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

3,988,591 ADS, which is equivalent to 99,714,775 Common Shares.*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

3,988,591 ADS, which is equivalent to 99,714,775 Common Shares.*

* On December 22, 2011, Barnston indirectly transferred to its affiliate, Labmex, 3,150,000 of the 3,988,591 ADSs held by Barnston. The 3,150,000 ADSs held by Labmex and the 838,591 ADSs held by Barnston following such transfer represent 99,714,775 or 7.6% Common Shares, based on 1,314,310,895 Common Shares stated to be outstanding as of December 31, 2010, in the Form 20-F filed with the SEC on June 28, 2011. Each ADS represents 25 Common Shares.

On December 22, 2011, Labmex, as a non-controlling member of Pampa Holdings LLC (“Pampa Holdings”), entered into a Subscription Agreement with Pampa Holdings and Pampa F&F LLC, the managing member of Pampa Holdings, pursuant to which: (i) Labmex transferred all 3,150,000 ADSs held by Labmex (the “Labmex Shares”) to Pampa Holdings in exchange for membership interests (the “Membership Interests”) in Pampa Holdings and (ii) Pampa Holdings agreed to exchange, on the date that is 70 days after the first anniversary of the Subscription Agreement (the “Redemption Date”) (subject to extension by agreement of Labmex and Pampa Holdings), the Labmex Shares (minus the pro rata portion of any ADSs sold by Pampa before the Redemption Date, plus the pro rata portion of any cash proceeds from the sale of such ADSs) back to Labmex in exchange for the Membership Interests. Labmex disclaims beneficial ownership of the Labmex Shares.

During the term of the Subscription Agreement, Pampa Holdings has the sole voting and dispositive power with respect to the Labmex Shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Pampa Holdings has the right to receive dividends and the proceeds from the sale of the Labmex Shares that Labmex may be deemed to beneficially own pursuant to the Subscription Agreement. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Solely with respect to Barnston and Labmex:

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1.	Joint Filing Agreement, dated as of December 30, 2011, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2011	BARNSTON INC.

	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

LABMEX INTERNATIONAL S.À R.L.

By:	/s/ Thomas B. Youth
Name: Thomas B. Youth
Title: Class A Manager

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Name: Joseph C. Lewis, Individually